Exhibit-12

	For the Year ended December 31,
	2015	2014	2013	2012	2011

Pretax income	8,006,993	(37,682,275)	11,153,895	16,525,130	10,538,928

Fixed Charges:

Interest Expense	918,129	984,428	1,043,786	783,373	343,491

Total Earnings	8,925,122	(36,697,847)	12,197,681	17,308,503	10,882,419

Ratio of earnings to fixed charges	9.72	(37.28)	11.69	22.09	31.68